

November 23, 2010

Mr. Terry E. Swift
Chairman of the Board and Chief Executive Officer
Swift Energy Company
16825 Northchase Drive, Suite 400
Houston, Texas 77060

>   **Re: Swift Energy Company**
>   **Form 10-K for Fiscal Year Ended**
>   **December 31, 2009**
>   **Filed February 26, 2010**
>   **File No. 001-08754**

Dear Mr. Swift:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 2. Properties

Oil and Natural Gas Reserves, page 10

1.   Please expand your disclosure to provide detailed description of your internal controls as required by Item 1202(a)(7) of Regulation S-K. While you identify the existence of the senior engineers, the nature of your controls is not clear.

2.   We note that you have grouped your proved reserves related to oil, natural gas liquids, and condensate for purposes of disclosing your proved reserves on page 11 and elsewhere in the filing. Please revise to separately present these three products or tell us

why you have determined that grouping these different products meets the disclosure requirements of Item 1202(a)(4) of Regulation S-K.

Domestic Proved Undeveloped Reserves, page 13

3.   Your disclosure states that approximately 31% of your proved undeveloped reserves (PUDs) were added prior to 2005 (i.e., 10% in 2004 and 21% prior to 2004). Please explain why these PUDs remained undeveloped at December 31, 2009. We refer you to the guidance per Item 1203(d) of Regulation S-K.

Further, please disclose the material changes to your PUDs and progress made during the year to convert proved undeveloped reserves to proved developed reserves pursuant to Item 1203(b) of Regulation S-K.

Oil and Gas Acreage, page 14

4.   We note that you have provided your developed and undeveloped oil and gas acreage by geographic area. However, it does not appear that you have disclosed information regarding the related minimum remaining terms of leases and concessions. Please expand your disclosure to comply the guidance in Item 1208(b) of Regulation S-K.

5.   Please tell us whether you had any commitments to deliver fixed and determinable quantities of oil or gas at December 31, 2009 and, if so, please provide the disclosure required by Item 1207 of Regulation S-K.

Exhibit 99.1

6.   We note that your independent third-party engineers concluded "the Swift estimates of net proved reserves and net cash flows to be in reasonable agreement, in the aggregate, with those estimates that would result if we performed a completely independent evaluation." The Society of Petroleum Engineers' guidance specifies that "reasonable" agreement requires no aggregate difference larger than 10%. Please confirm to us that there was no aggregate difference that exceeded this threshold or, if there was, explain to us the underlying reasons for such difference and how it was addressed by you and your third-party engineers.

7.   It appears that the reserve report prepared by your independent third-party engineers does not state where the audited reserves are located. Please provide a revised letter that complies with Item 1202(a)(8)(iii) of Regulation S-K.

8.   Please ask your independent third-party engineers to revise their report to provide the following items as required by Item 1202(a)(8) of Regulation S-K:
  • Disclosure of the assumptions, data, methods, and procedures used;

- A discussion of primary economic assumptions underlying the reserves estimate such as the average price that was used in the reserves calculation;
- A discussion regarding the inherent uncertainties of reserves estimates;
- A statement that the engineer has used all methods and procedures it considered necessary under the circumstances to prepare the report.

9.   In connection with the preceding comment, we note that the report issued by your independent petroleum engineers states "there are no instances where local, state, or federal regulations will materially impact the ability of Swift to recover the estimated proved reserves." This statement appears to be inconsistent with the disclosure per pages 18-19 of your filing which discusses the potential impact of regulation on your operations. Please ask your independent third-party engineers to revise their report as necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

Ethan Horowitz
Branch Chief